BOND LANE PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2017
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Bond Lane Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bond Lane Partners, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bond Lane Partners, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bond Lane Partners, LLC's management. Our responsibility is to express an opinion on Bond Lane Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bond Lane Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 20, 2018

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

BOND LANE PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	152,216
Accounts receivable		30,000
Office equipment, net of accumulated depreciation of $2,855		3,287
Prepaid expense		65
TOTAL ASSETS	$	185,568

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		-
MEMBER'S EQUITY		185,568
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	185,568

The accompanying notes are an integral part of these financial statements.

(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business

Bond Lane Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on August 24, 2009. The Company was organized as a California limited liability company (LLC).

The Company engages in the business of structuring private placements of both debt and equity securities, on the client's behalf, and acts as a mergers and acquisitions consultant on a fee for service basis in the digital media industry.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when earned, upon satisfying its performance obligations under contract. Merger and acquisition consulting fees are derived when the Company introduces its clients to potential qualified investors to purchase either debt or equity securities. Consulting revenue is also derived by the Company when clients hire the Company to provide strategic planning and

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

consulting services to clients' management and/or board of directors.

The Company is evaluating new revenue recognition standards for broker-dealers and will be implementing as required.

Accounts receivable
Accounts receivable is comprised of consulting fees and are all considered collectible by the Company, no allowance is considered necessary.

Office equipment
Office equipment is stated at cost less accumulated depreciation. Depreciation is computed on a straight line basis. The Company capitalizes all major additions and depreciates over a five year period. Depreciation expense was $968 for the year-ended December 31, 2017.

Income Taxes
The Company is a limited liability company and as such, is not required to file its own tax return. Accordingly, no provision for income taxes is provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The member files income tax returns in the U.S. in both federal jurisdiction and state jurisdictions.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital,

2. **NET CAPITAL REQUIREMENTS (continued)**

both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $152,216, which was $147,216 in excess of its required net capital of $5,000 The Company's ratio of aggregate indebtedness to net capital was 0.0 to 1.

3. **RELATED PARTY TRANSACTIONS**

The member received distributions of $768,500 and contributed $10,000 in capital during the year ended December 31, 2017 which is reflected on the statement of changes in member's equity.

4. **COMMITMENTS AND CONTINGENCIES**

Operating Lease

The Company has an obligation under an operating lease with an initial non-cancelable term in excess of one year. On November 17, 2016, the Company entered into an amended lease agreement to extend the term of the lease for the period from April 1, 2017 through March 31, 2018. The Company estimates future rental payments under this lease agreement as follows:

Year ending December 31		
2018	$	10,560
Thereafter		-
Total	$	10,560

The Company's rent expense for the year ended December 31, 2017 was $37,796.

The Company subleases office space to a tenant on a month-to-month basis. Sublease income was $6,828 for the year ended December 31, 2017 and is included in other income on the accompanying statement of operations.

5. **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through February 20, 2018, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

6. **CONCENTRATIONS**

51% of the Company's revenue for the year ended December 31, 2017 was earned from three customers. Accounts receivable as of December 31, 2017 was from one customer.